POWERING TOMORROW
POWERING TOMORROW
An Inside View of Entergy’s Transmission Initiatives
An Inside View of Entergy’s Transmission Initiatives

Filed by Entergy Corporation Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Entergy Corporation
Commission File No. 001-11299

Entergy SEC Disclosure
FORWARD-LOOKING INFORMATION
In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation
Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-
looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012, and other filings made by Entergy with the Securities and Exchange
Commission (the “SEC”); (ii) the following transactional factors (in addition to others described elsewhere in this communication, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 that ITC filed with the SEC on September 25, 2012 in connection with the proposed transactions, and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Mid South TransCo
LLC (TransCo) and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6)
exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
On September 25, 2012, ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions, but this registration statement has not become effective.  This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC, and will be sent to
ITC shareholders.  In addition, TransCo will file a registration statement with the SEC registering TransCo common units to be issued to
Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the proxy statement/prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions.
ITC shareholders are urged to read the proxy statement/prospectus included in the ITC Registration Statement and any other relevant documents because they contain important information about TransCo and the proposed transactions. The proxy statement/prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at
www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation,
Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling
Entergy’s
Investor Relations information line at 1-888- ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

Presenting today: Presenting today: Rick Riley Rick Riley Mark McCulla Mark McCulla Jeanne Kenney Jeanne Kenney Joe Domino Joe Domino 3

Steps taken
ON BEHALF OF CUSTOMERS

Service improvements
Service improvements
More options
More options
More information
More information
Greater control
Greater control
Community investment
Community investment

5 Continually working to MEET FUTURE NEEDS Expanded generation Expanded generation Maintained some of the nation’s Maintained some of the nation’s lowest rates lowest rates

MISO Initiative MISO Initiative ITC Transaction ITC Transaction Powering TOMORROW

Rick Riley Rick Riley VICE PRESIDENT VICE PRESIDENT ENERGY DELIVERY ENERGY DELIVERY 7

Entergy’s
TRANSMISSION BUSINESS
15,000 + circuit miles of
15,000 + circuit miles of
transmission lines at voltage
transmission lines at voltage
levels of 69 kV and above
levels of 69 kV and above
Spans portions of five states
Spans portions of five states
Approx. 1,500 substations
Approx. 1,500 substations
Transmission headquarters
Transmission headquarters
Employees, vehicles, other
Employees, vehicles, other
buildings and more
buildings and more

Developed city-by-city,
Developed city-by-city,
in patchwork fashion
in patchwork fashion
-
-
not nationally
not nationally
Fragmented
Fragmented
Inefficient
Inefficient

The existing U.S.
TRANSMISSION GRID

Plans announced April 2011
Manages the dispatch of generation
Regional transmission planning process
Coordinate regional operation of transmission
Brings buyers and sellers Into a centrally
managed organized market
Results in greater efficiency
Drives value to Entergy customers
Features of a
REGIONAL TRANSMISSION ORGANIZATION

Plans announced December 2011
Plans announced December 2011
Shifts ownership of Entergy’s
Shifts ownership of Entergy’s
transmission business
transmission business
A singular focus in transmission,
A singular focus in transmission,
delivering proven results
delivering proven results
Introducing fully separated,
INDEPENDENT TRANSMISSION

Substantial
FUTURE CAPITAL INVESTMENT REQUIRED
Estimates of $1.5 trillion
Estimates of $1.5 trillion
to $2 trillion
to $2 trillion
Compliance requirements
Compliance requirements
Environmental regulations
Environmental regulations

Mark McCulla VICE PRESIDENT TRANSMISSION REGULATORY COMPLIANCE 13

Entergy’s historical Interest
IN RTOs
Encouragement from Regulators
2000
2003
2006
2012
- Joint RTO application with SPP
rejected by FERC
- Joint effort with SETRANS fell apart
- Establishment of ICT
- SPP has served as ICT since then
- SPP contract expired November
- MISO is now serving as the ICT

15 Regional focus Immense energy pool from Canada to Gulf Efficient, proven Day 2 market Projected customer savings of $1.4B in first decade One of the country’s FIRST AND LARGEST RTOs

Jeanne Kenney VICE PRESIDENT PERFORMANCE MANAGEMENT Leading Transmission Regulatory Implementation Team (TRIT) 16

Invest
Invest
Issue Debt
Issue Debt
Project Delays
Project Delays
Rate Base
Rate Base
Attrition (CapX > Depn)
Attrition (CapX > Depn)
Dilution
Dilution
Rate Case
Rate Case
Issue Equity
Issue Equity
Regulatory Lag
Regulatory Lag
Capital Markets
Capital Markets

Large and growing
CHALLENGES TO FINANCING GRID

18 Investment to CRITICAL INFRASTRUCTURE Similarly, utilities must Similarly, utilities must invest in transmission invest in transmission infrastructure. infrastructure.

CapX/depreciation ratio trends
DEMAND SIGNIFICANT EXTERNAL FINANCING
Note:  FERC data from Energy Velocity
The rapid increase in capital expenditures for transmission in recent years, combined with the long depreciation lives for transmission assets, means that transmission capital expenditures in particular far exceed their related depreciation cash flows.
4
3
2
1
0
2010 2009 2008 2007 2006 2005 2004 2003 2002 2001 2000
Overall
Generation
Distribution
Transmission
2.6
3.0
1.9
3.7
1.1
0.7
1.8
1.5

Create larger footprint; upsize balance sheet
•
Duke / Progress
•
Northeast Utilities / NSTAR
•
PPL / LG&E
•
First Energy / Allegheny
•
Exelon / Constellation
Achieve greater certainty in regulations
•
e.g., Formula rate plans, future test years,
specific rider recovery, CWIP in rates, etc.
•
e.g., FPL Rate Hike Request
Align business model with capital needs
•
e.g., AEP TransCo

Industry is responding
WITH DIFFERENT APPROACHES
Consolidate
Build Regulatory
Flexibility / Certainty
Change Business Model

Largest company of its kind
Largest company of its kind
More than 15,000 miles of
More than 15,000 miles of
transmission lines
transmission lines
Operations in seven
Operations in seven
states:
states:
Michigan, Iowa, Illinois,
Michigan, Iowa, Illinois,
Minnesota, Missouri, Kansas,
Minnesota, Missouri, Kansas,
Oklahoma
Oklahoma
Has RTO experience as
Has RTO experience as
transmission-owning member of
transmission-owning member of
both MISO and SPP
both MISO and SPP

INDEPENDENT TRANSMISSION COMPANY
ITC is the nation’s largest

22 750 employees 750 employees New ITC Midsouth region New ITC Midsouth region Headquartered in Jackson, MS Headquartered in Jackson, MS New corporate citizen New corporate citizen

23 Entergy’s long advocacy for INDEPENDENT TRANSMISSION

Regulators retain control and influence over
TRANSMISSION ASSETS
Retail Regulators
Retail Regulators
•
•
Will
Will
still
still
set
set
OpCos’
OpCos’
retail
retail
revenue
revenue
requirements
requirements
•
•
Will still have jurisdiction over retail rate design
Will still have jurisdiction over retail rate design
•
•
Will have a role on MISO advisory committee
Will have a role on MISO advisory committee
•
•
Will have siting authority
Will have siting authority
•
•
May intervene in some FERC proceedings
May intervene in some FERC proceedings

HEARINGS ACROSS JURISDICTIONS

LPSC - EGSL\ELL
Hearings
9/5/12 9/20
NO City Council –ENO
9/12/12
APSC – EAI
9/28/12 Hearings
MPSC – EMI
10/5/12
Direct/Rebuttal/Sur-rebuttal/Rejoinder/Protests
Hearings
Hearings
2/8 7/31
3/29 9/25
PUCT – ETI
NOTE: EAI, ELL, EGSL, EMI and ENO schedules have been approved by the Regulators –
rest are in process of finalization. Blue symbols stand for various critical dates related to Staff
Rebuttal, Intervenor Rebuttal, Responses, Sur-rebuttal and Rejoinders
PUCT preference
Filing dates Filing dates
Hearings Hearings Decision Decision
ITC/ETR – under discussion
Missouri PSC - EAI
1/13 EOM May
8/23
proposed
close date
Discussions
between ETR &
ITC
Discussions
w/regulators/
staff/parties
Settlement Settlement
Process Process
Stipula-
tions
finalized
Approval
8/09
Hearings
APSC will typically not discuss settlement until after
direct testimony filed; settlements must be proposed
to commission 10 days before hearings
9/15
FERC
9/26/12
203/5
10/31/12
204
204 204 203/5
203/5
204
203/5
Technical Conference Technical Conference
Procedural schedules for
2012 2013
Sep Oct Nov Dec Jan Feb Mar Apr May June July Aug Sep

26 Expansive, super-regional energy marketplace Financial capacity for investment Improved reliability Lower long-term costs while enhancing the grid Multifaceted BENEFITS TO ENTERGY CUSTOMERS

UTILITY
OPCOS
ENTERGY
WHOLESALE
COMMODITIES
MID SOUTH
TRANSCO LLC
(NEW HOLDCO)
ITC MERGER
SUB
Transco Subs
ITC After
– Generation
– Distribution
– Retail customer service
ENTERGY SHAREHOLDERS
OWN STOCK IN TWO COMPANIES
ETR After
– Transmission
Up to $700M
recapitalization
(pre-close)
ETR and
OpCos
reduce
debt by
$1.775B
$1.775B DEBT
TRANSFERRED
WITH ASSETS
TRUST
Up to ~5%
ITC Shares
ITC
Shares
ETR
Shares
ETR
Shares
Up to ~5%
Proposed Spin-Merge of Transmission Business
ENTERGY
SHAREHOLDERS
ITC
SHAREHOLDERS

The Merger Transaction
END STATE

Transmission
Manager
Directs Regional
Transmission, Dispatch
and Movement of
Electricity
Transmission Owner
Builds, Operates and
Maintains Physical
Transmission Assets
Utility
Generates and
Distributes
Provides Customer
Service

Electricity.
Electricity.

Rick Riley VICE PRESIDENT ENERGY DELIVERY 29

From the Current to the
FUTURE GRID
Current grid is fragmented,
Current grid is fragmented,
inefficient
inefficient
211,000 transmission line
211,000 transmission line
miles
miles
More than 140 operators
More than 140 operators

Huge regional
Huge regional
market
market
Improved
Improved
infrastructure
infrastructure
Efficient use of
Efficient use of
transmission system
transmission system
More secure energy
More secure energy
future
future

FUTURE GRID
Creating the

Financial strength and flexibility; two balance sheets
Financial strength and flexibility; two balance sheets
to finance investments in the grid
to finance investments in the grid
Singular focus in areas of expertise: Entergy on
Singular focus in areas of expertise: Entergy on
generation and distribution; ITC on transmission
generation and distribution; ITC on transmission
Opportunity afforded by a new corporate citizen and
Opportunity afforded by a new corporate citizen and
new investment in our communities and region
new investment in our communities and region
New model creates key benefits:
STRENGTH, EXPERTISE, OPPORTUNITY

•
•
Estimated impact to average (1,000kWh/mo)
Estimated impact to average (1,000kWh/mo)
residential customer monthly bill is about a dollar.
residential customer monthly bill is about a dollar.
•
•
The benefits of the transaction
The benefits of the transaction
-
-
improved reliability and efficiency
improved reliability and efficiency
-
-
lower overall costs of delivered energy
lower overall costs of delivered energy
are expected to offset the modest change in rates.
are expected to offset the modest change in rates.

For our customers,
WHAT IS THE IMPACT TO BILLS?

Closing conditions, regulatory reviews
AND APPROVALS REQUIRED
The transaction is subject to the satisfaction of customary closing conditions.
Primary filings and approvals required are summarized below.

Authority
Entergy’s Retail
Regulators
•
Change of control of transmission assets
•
Affiliate transaction approvals related to steps in the spin/merge
•
Authorization to incur debt in some jurisdictions
Federal Energy
Regulatory Commission
•
Change of control of transmission assets (203 filing)
•
Acceptance of jurisdictional agreements (205 filing)
•
Authorization to assume debt/issue securities (204 filings)
•
Changes to System Agreement to remove provisions related to transmission planning and equalization
•
ITC filing to establish new rate tariffs for the ITC operating companies
Hart-Scott-Rodino Act
•
Pre-merger notification to review potential antitrust and competition issues
Internal Revenue Service
•
Private letter ruling substantially to the effect that certain requirements for a tax-free treatment of the distribution of TransCo are met
Securities and Exchange
Commission
•
ITC Form S-4 and Proxy Statement (including audited TransCo financial statements and disclosures), and
•
TransCo Registration Statement
ITC Shareholders
Approval required for:
•
Merger,
•
Issuance of shares to ITC shareholders, and
•
Amendment to ITC charter to increase authorized number of shares
Requirements

Entergy's current ICT agreement with
SPP is replaced by ICT agreement with
MISO
ITC Midsouth OpCos become TOs in
MISO immediately following
transaction close and participate in
MISO MTEP as TOs
MISO assumes functional control of
transmission system and continues as
Reliability Coordinator; ICT
agreement is terminated
MISO and ITC file with FERC
Attachment O templates and tariff
sheets to implement formula rates; no
rate pancaking
MISO is the Transmission Provider
under MISO Tariff with select Entergy
processes retained under new Module
B-1 for transition period
For the transition period, MISO will
delegate select tasks to ITC via
Appendix I Agreement
Transco Close
MISO replaces SPP as the
Independent Coordinator of
Transmission (ICT)
(December 2012)
ITC Midsouth OpCos become
Transmission Owners in
MISO
(upon closing)
Entergy OpCos become
Market Participants in
MISO
(December 2013)

Entergy MISO Integration and the
ITC TRANSACTION
Entergy OpCos become  Market
Participants in MISO
Module B-1 is cancelled
Delegation of Module B-1
functions to ITC under TOA
Appendix I terminates

Joe Domino Joe Domino CHIEF INTEGRATION OFFICER CHIEF INTEGRATION OFFICER 36

PMO Update PMO Update

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